UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZANETT, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98906R109
(CUSIP Number)

Bruno Guazzoni
c/o Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, NY  10022
(646) 582-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 98906R109		13D

1.	Names of Reporting Person
Bruno Guazzoni

2.	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
European Union

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,368,158 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,368,158 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,368,158 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person IN

Page 2 of 5 Pages

This Amendment No. 2 to Schedule 13D amends the information relating to Reporting Person Bruno Guazzoni, as filed in the original Schedule 13D on November 29, 2001 (the “Original Schedule 13D”), as amended by the first amendment to Schedule 13D, filed on September 19, 2006 (“Amendment No. 1”).

Item 1.                      Security and Issuer.

Item 1 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value (the “Shares”), of Zanett, Inc., a Delaware corporation (the “Company”), with its principal place of business at 635 Madison Avenue, 15th Floor, New York, NY  10022.

Item 2.                          Identity and Background.

Item 2 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

Bruno Guazzoni is a citizen of the European Union and has a business address of 635 Madison Avenue, 15th Floor, New York, NY  10022.  Mr. Guazzoni is an individual engaged in the purchase of securities for investment.

During the last five years, Mr. Guazzoni has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

Since Mr. Guazzoni’s last Schedule 13D Amendment, filed on September 19, 2006, Mr. Guazzoni has made open market purchases of Zanett common stock at the then-prevailing market price.  Mr. Guazzoni has used his personal funds to consummate these purchases.

Item 4.                          Purpose of Transaction.

Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

Mr. Guazzoni acquired the Shares and options to purchase Shares for investment.  Mr. Guazzoni does not currently have any plan or intention to acquire additional securities of the Company.  Depending on the market conditions for the Shares, other investment opportunities available to Mr. Guazzoni, and other considerations, Mr. Guazzoni may purchase and/or dispose of Shares from time to time.

Page 3 of 5 Pages

To the knowledge of Mr. Guazzoni, he has no plans or proposals that relate to or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Company.

Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

(a) and (b)                      Based upon information provided by the Company in its Form 10-K filed with the Commission on March 31, 2009, the number of Shares outstanding on March 26, 2009 was 8,225,175.  Mr. Guazzoni beneficially owns 2,368,158 Shares, or 28.8% of the 8,225,175 outstanding Shares.  Mr. Guazzoni retains the sole power to vote and the sole power to dispose of 2,368,158 Shares.

(c)           During the past 60 days, Mr. Guazzoni has effected the following transactions in the Shares through the open market:

Date	Number of Shares Acquired	Price Per Share

February 2, 2009	150	$.45

February 3, 2009	800	$.41

February 5, 2009	825	$.42

February 9, 2009	910	$.42

February 10, 2009	910	$.44

February 13, 2009	900	$.40

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Guazzoni and any person with respect to any securities of the Company.

Item 7.                          Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Bruno Guazzoni
	Name:	Bruno Guazzoni

Dated: April 9, 2009